EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

	Years Ended October 31,
	2003	2002	2001	2000	1999

Ratio of earnings to fixed charges	(a)	(a)	(a)	31.8x	14.6x

(a) In fiscal years 2003, 2002 and 2001, our ratio of earnings to fixed charges was less than one to one due to our loss from operations in those periods. In order to cover fixed charges in those periods, our earnings from operations would have had to increase by $690 million, $1,547 million and $477 million, respectively.

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes, plus fixed charges. Fixed charges consist of interest expense on all indebtedness and that portion of operating lease rental expense that is a reasonable approximation of the interest factor.